# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solid Biosciences Inc., CIK 0001707502
CUSIP: 83422E105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001193125-24-159367
Filed by CIK 0001728056
Persons authorized to receive notices and communications: Bain Capital Life Sciences Inv, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCLS SB Investco, LP (CIK 0001728056): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 528,660; sole dispositive power 0; shared dispositive power 528,660; aggregate amount beneficially owned 528,660 (0.7% of the class)
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: subject company funds (SC); sole voting power 0; shared voting power 267,257; sole dispositive power 0; shared dispositive power 267,257; aggregate amount beneficially owned 267,257 (0.3% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), subject company funds (SC); sole voting power 0; shared voting power 6,179,042; sole dispositive power 0; shared dispositive power 6,179,042; aggregate amount beneficially owned 6,179,042 (7.8% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC); sole voting power 0; shared voting power 32,550; sole dispositive power 0; shared dispositive power 32,550; aggregate amount beneficially owned 32,550 (0.04% of the class)
- BCLS II Equity Opportunities, LP (CIK 0001814474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 904,160; sole dispositive power 0; shared dispositive power 904,160; aggregate amount beneficially owned 904,160 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Solid Biosciences Inc.
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Comment: This Amendment No. 10 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by BCLS SB Investco, LP on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019, Amendment No. 2 filed on December 11, 2020, Amendment No. 3 filed on March 25, 2021, Amendment No. 4 filed on August 18, 2022, Amendment No. 5 filed on October 3, 2022, Amendment No. 6 filed on December 5, 2022, Amendment No. 7 filed on January 10, 2024, Amendment No. 8 filed on January 12, 2024 and Amendment No. 9 filed on June 11, 2024 (the "Initial Statement" and, as further amended by this Amendment No. 10, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On February 18, 2025, the Issuer entered into an underwriting agreement with Jefferies LLC and Leerink Partners LLC, as representatives of the several underwriters named therein, relating to an underwritten public offering of 35,739,810 shares of the Issuer's Common Stock and, in lieu of Common Stock to certain investors, pre-funded warrants (each, a "Pre-Funded Warrant") to purchase 13,888,340 shares of Common Stock (the "February 2025 Offering"). The offering price of the shares of Common Stock was $4.03 per share and the offering price of the pre-funded warrants was $4.029 per share of Common Stock underlying each Pre-Funded Warrant. The February 2025 Offering closed on February 19, 2025. In the February 2025 Offering, BCLS II Investco purchased 1,000,000 shares of Common Stock and a pre-funded warrant to purchase 6,444,170 shares of Common Stock, for an aggregate purchase price of $29,993,561. BCLS II Investco used its own working capital to acquire the securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, (i) BCLS SB holds 528,660 shares of Common Stock, (ii) BCLS Fund II holds 267,257 shares of Common Stock, (iii) BCLS II Investco holds 3,301,955 shares of Common Stock and a Pre-Funded Warrant to purchase 6,444,170 shares of Common Stock, (iv) BCIPLS holds 32,550 shares of Common Stock and (v) BCLS II Equity holds 904,160 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined below), BCLS II Investco is prohibited from exercising the Pre-Funded Warrant to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock, representing 7,911,669 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 76,318,810 shares of Common Stock issued and outstanding immediately following completion of the February 2025 Offering, as disclosed by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on February 18, 2025 and (ii) 2,877,087 shares of Common Stock to be issued upon the exercise of the Pre-Funded Warrant held by BCLS II Investco, which reflects the Beneficial Ownership Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: See Item 3 hereof.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

Each Pre-Funded Warrant is exercisable at any time after its original issuance. The holder of a Pre-Funded Warrant is prohibited from exercising the Pre-Funded Warrant into Common Stock if, as a result of such exercise, the holder, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Act, would beneficially own more than 9.99% of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Blocker"). The exercise price per share of Common Stock purchasable upon the exercise of the Pre-Funded Warrant is $0.001 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, or reclassifications affecting the Common Stock. If a Fundamental Transaction (as defined in the Pre-Funded Warrant) occurs while a Pre-Funded Warrant is outstanding, then upon any subsequent exercise of the Pre-Funded Warrant, the holder thereof has the right to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the Pre-Funded Warrant (without regard to any limitations on exercise). Subject to compliance with applicable securities laws, each Pre-Funded Warrant may be transferred or assigned by the holder thereof without the Issuer's consent. Except as otherwise provided in the Pre-Funded Warrant or by virture of the holder's ownership of Common Stock, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Pre-Funded Warrant. The foregoing summary of the Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the form of Pre-Funded Warrant, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit Q - Form of Pre-Funded Warrant (incorproated by reference from Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2025 (File No. 001-38360))

## Signatures
- BCLS SB Investco, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (02/21/2025)
- Bain Capital Life Sciences Fund II, L.P.: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (02/21/2025)
- BCLS II Investco, LP: /s/ Adam Kopppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (02/21/2025)
- BCIP Life Sciences Associates, LP: /s/ Adam Koppel, Adam Koppel, authorized signatory of Boylston Coinvestors, LLC (02/21/2025)
- BCLS II Equity Opportunities, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (02/21/2025)